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                           July 18, 2023

       Shibin Wang
       Chief Executive Officer and Director
       Chenghe Acquisition Co.
       38 Beach Road #29-11
       South Beach Tower
       Singapore 189767

                                                        Re: Chenghe Acquisition
Co.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-41366

       Dear Shibin Wang:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       General

   1. We note disclosure in your Form 14A filed on June 23, 2023 indicating that your sponsor is controlled by a
non-U.S. person and the potential risks of your initial business combination being
subject to a review by the Committee on Foreign Investment in the
                                                        United States. Please
include corresponding risk factor disclosure in future periodic reports and include an
example of your intended disclosure in your response.
 Shibin Wang
Chenghe Acquisition Co.
July 18, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at
(202) 551-
3388 if you have any questions.



FirstName LastNameShibin Wang                             Sincerely,
Comapany NameChenghe Acquisition Co.
                                                          Division of
Corporation Finance
July 18, 2023 Page 2                                      Office of Energy &
Transportation
FirstName LastName